El Tamarindo Inc.

Balance Sheet

As of July 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10300 Signal Financial Business Checking (#0020)	6,235.59
10310 Signal Financial Business Savings (#0000)	213,514.54
10340 Signal Financial Withholding Checking (#0021)	49,348.67
Total Bank Accounts	**$269,098.80**
Accounts Receivable	
11000 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$269,098.80**
Fixed Assets	
14200 Leasehold Improvements	262,412.43
14500 Machinery & Equipment	69,967.73
15000 Furniture and Equipment	44,384.53
17000 Accumulated Depreciation	-364,767.28
Equipment - Patio Heaters/Other	6,997.38
Furniture - Wayfair	1,131.94
Two Machines	4,609.53
Vehicle-Van	6,655.00
Total Fixed Assets	**$31,391.26**
Other Assets	
17500 Goodwill	135,000.00
Total Other Assets	**$135,000.00**
TOTAL ASSETS	**$435,490.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Account Payable Vendors	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
20050 Capital One Credit Card	3,587.91
Total Credit Cards	**$3,587.91**
Other Current Liabilities	
20350 Gift Card Sales	0.00
20400 Sales Tax Payable	10,771.98
24050 Federal Withholding & FICA Liability	20,409.07
24100 MD Tax Withholding Liability	451.82
24200 DC Tax Withholding Liability	-24.40
24300 VA Tax Withholding Liability	-33.53
25100 Tips Liability	0.00

	TOTAL
SBA Disaster Loan (EIDL)	149,900.00
SBA Paycheck Protection Program 1st Draw Loan	0.00
SBA Paycheck Protection Program 2nd Draw Loan	215,874.21
Total Other Current Liabilities	**$397,349.15**
Total Current Liabilities	**$400,937.06**
Long-Term Liabilities	
20700 Loan Payable - Evelyn Andrade	25,460.21
20750 Loan Payable - Erick Andrade	50,000.00
Total Long-Term Liabilities	**$75,460.21**
Total Liabilities	**$476,397.27**
Equity	
30000 Opening Balance Equity	1,000.00
30100 Paid in Capital	50,309.89
31200 Shareholder Contribution	31,532.30
Miscellaneous	-17,928.00
Total 31200 Shareholder Contribution	**13,604.30**
31400 Shareholder Distribution	-141,796.48
32000 Retained Earnings	-102,530.20
Net Income	138,505.28
Total Equity	**$ -40,907.21**
TOTAL LIABILITIES AND EQUITY	**$435,490.06**